

November 21, 2024

John Gillard
Chief Executive Officer
Trinity Biotech plc
IDA Business Park
Bray, County Wicklow
Ireland

       Re: Trinity Biotech plc
            Registration Statement on Form F-3
            Filed November 15, 2024
            File No. 333-283273

Dear John Gillard:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at 202-551-6761 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Mary Brown, Esq.